Exhibit 23.2

September 28, 2004

Grant Ventures, Inc.
5511 Capital Center Drive, Suite 224
Raleigh, North Carolina 27606

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-B2 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on behalf of Grant Ventures, Inc., a Nevada corporation (the “Company”).

We hereby consent to the use of our name on the front cover of the Registration Statement and to the references to this firm under the caption “Legal Matters” in the Registration Statement.  In giving these consents, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Brown Raysman
Millstein Felder & Steiner LLP